OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 1st day of February, 2008

BETWEEN:

ALMADEN MINERALS LTD. (individually as to 40% “Almaden”)

OF THE FIRST PART

AND:

SANTOY RESOURCES LTD. (individually as to 60% “Santoy”)

OF THE SECOND PART

(and jointly herein referred to as the "Optionor")

AND:

SKEENA RESOURCES LIMITED herein referred to as the "Optionee"

OF THE THIRD PART

WHEREAS:

A.

Pursuant to an agreement dated June 3, 1999, Almaden (through its predecessor company Fairfield Minerals Ltd.) and Santoy are jointly the holders of a 100% interest in the property located in Mazatlan, Sinaloa State, Mexico known as the Tropico Project as more particularly described in Schedule "A";

B.

Almaden in entering into this agreement is contracting on behalf of itself and its Mexican subsidiary Minera Zapata S.A. de C.V. and Santoy is contracting on behalf of itself and its Mexican subsidiary Minera Santoy S.A. de C.V.

C.

Almaden and Santoy contracting as aforesaid wish to grant to the Optionee the exclusive right and option to acquire a 60% interest in the Property.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the mutual promises, covenants, conditions, representations and warranties herein set out, the parties hereto agree as follows:

1.

INTERPRETATION

1.1

For the purposes of this Agreement, including the recitals and any schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following words and expressions shall have the following meanings:

(a)

"Affiliate" shall have the meaning attributed to it by the Company Act (British Columbia);

(b)

"After Acquired Properties" mean any and all mineral interests staked, located, granted or acquired by or on behalf of any party during the currency of this Agreement which are located, in whole or in part, within two (2) miles of the perimeter of the Property, they shall become “After Acquired Properties”;

(c)

"Agreement" means this Agreement, as amended from time to time;

(d)

"Approval Date" means the date that is five (5) business days after receipt by the Optionee of written confirmation from the Exchange that this Agreement has been accepted for filing;

(e)

"Exchange" means the TSX Venture Exchange ;

(f)

"Expenditures" mean all cash, expenses, obligations and liabilities, other than for personal injury or property damage, of whatever kind or nature spent or incurred directly or indirectly in connection with the exploration, development or equipping of the Property or any portion thereof for Commercial Production including, without limiting the generality of the foregoing, monies expended in constructing, leasing or acquiring all facilities, buildings, machinery and equipment in connection with Mining Work, in paying any taxes, fees, charges, payments or rentals (including payments in lieu of assessment work) or otherwise to keep the Property or any portion thereof in good standing (including any payment to or in respect of acquiring any agreement or confirmation from any holder of surface rights respecting the Property or any portion thereof), in carrying out any survey of the Property or any portion thereof, in doing geophysical, geochemical and geological surveys, in drilling, assaying, metallurgical testing, bulk sampling and pilot plant operations, in paying the fees, wages, salaries, travelling expenses, fringe benefits (whether or not required by law) of all persons engaged in work with respect to and for the benefit of the Property or any portion thereof, in paying for the food, lodging and other reasonable needs of such persons, in preparing any reports and in supervising and managing any work done with respect to and for the benefit of the Property or any portion thereof, or in any other respects necessary for the due carrying out of Mining Work;

(g)

"Mining Work" means every kind of work done on or in respect of the Property or the products therefrom by or under the direction of or on behalf of or for the benefit of a party and, without limiting the generality of the foregoing, includes assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores, metals and concentrates, surveying and bringing any mineral claims or other interests to lease or patent, reporting and all other work usually considered to be prospecting, exploration, development and mining work;

(h)

"Option" means the option granted by the Optionor to the Optionee under Section 3.1 of this Agreement; and

(i)

"Property" means those mineral properties more particularly described in Schedule "A" hereto including those properties described in Part II of Schedule “A” being mineral properties recently acquired by Almaden (the “Almaden Claims”) together with the surface rights, mineral rights, personal property and permits associated therewith, and shall include any renewal thereof and any other form of successor or substitute title thereto, and any After-Acquired Properties;

1.2

In this Agreement, all dollar amounts are expressed in lawful currency of Canada, unless specifically provided to the contrary.

1.3

The titles to the respective Articles hereof shall not be deemed to be a part of this Agreement but shall be regarded as having been used for convenience only.

1.4

Words used herein importing the singular number shall include the plural, and vice-versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice-versa, and words importing persons shall include firms, partnerships and corporations.

2.

REPRESENTATIONS AND WARRANTIES

2.1

Each party represents and warrants to the others that:

(a)

if a company, it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of the jurisdiction of its incorporation and is or will be qualified to do business and to hold an interest in the  Property in the jurisdiction in which the Property is located;

(b)

it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder; and

(c)

it has duly obtained all authorizations for the execution, delivery and performance of this Agreement, and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating or initiating documents or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws.

2.2

Almaden and Santoy severally represent and warrant that:

(a)

it is the sole beneficial owner of an aggregate of 100% undivided interest (Almaden 40%; Santoy 60%) in and to the Property subject only to those charges described in Schedule “A”;

(b)

the Property is in good standing under the laws of the jurisdiction in which the Property is located up to and including at least the respective expiry dates set forth in Schedule "A" hereto;

(c)

the Property is free and clear of all liens, charges and encumbrances and is not subject to any right, claim or interest of any other person;

(d)

it has complied with all laws in effect in the jurisdiction in which the Property is located with respect to the Property and such Property has been duly and properly staked and recorded in accordance with such laws and that the Optionee may enter in, under or upon the Property for all purposes of this Agreement without making any payment to, and without accounting to or obtaining the permission of, any other person other than any payment required to be made under this Agreement; and

(e)

there is no adverse claim or challenge against or to the ownership of or title to the Property, or any portion thereof nor is there any basis therefor and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof or interest therein and no person has any royalty or interest whatsoever in production or profits from the Property or any portion thereof, and the Property is not the whole or substantially the whole of the Optionor's assets or undertaking.

2.3

The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement, are to be construed as both conditions and warranties and shall, regardless of any investigation which may have been made by or on behalf of any party as to the accuracy of such representations and warranties, survive the closing of the transaction contemplated hereby and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty contained in this Agreement, and each party shall be entitled, in addition to any other remedy to which it may be entitled, to set off any such loss, damage or costs suffered by it as a result of any such breach against any payment required to be made by it to any other party hereunder.

3.

OPTION

3.1

The Optionor hereby grants to the Optionee the sole and exclusive right and option to acquire an undivided sixty percent (60%) interest in and to the Property, free and clear of all liens, charges, encumbrances, claims, rights or interest of any person other than as described in Schedule “A”, such option to be exercisable by the Optionee by issuing 1,250,000 fully paid and non-assessable Shares of the Optionee (the “Share Commitment”) and incurring the Expenditures on Mining Work of $3,000,000 (the “Work Commitment”) all as herein set forth.

Work Commitment

1.

on or before 1 year from the Approval Date to make Work Commitment expenditures of $100,000;

2.

on or before 2 years from the Approval Date to make Work Commitment expenditures of an additional $200,000;

3.

on or before 3 years from the Approval Date to make Work Commitment expenditures of an additional $300,000;

4.

on or before 4 years from the Approval Date to make Work Commitment expenditures of an additional $400,000; and

5.

on or before 5 years from the Approval Date to make Work Commitment expenditures of an additional $2,000,000.

Any expenditures in excess of the amount required for a period shall be credited towards the commitment for a succeeding period or periods.

Share Commitment

1.

Within 5 business days of Approval Date, issue 250,000 Shares;

2.

on or before 1 year from the Approval Date to issue an additional 250,000 Shares;

3.

on or before 2 years from the Approval Date to issue an additional 250,000 Shares;

4.

on or before 3 years from the Approval Date to issue an additional 250,000 Shares; and

5.

on or before 4 years from the Approval Date to issue an additional 250,000 Shares’

Each tranche of the Shares to fulfill the Share Commitment shall be issued to Almaden as to 40% and to Santoy as to 60%.

Re-imbursement of Staking Costs of Almaden Claims

Forthwith on the Approval Date the Optionee shall pay to Almaden an amount to defray the unreimbursed costs of staking the Almaden Claims’

4.

RIGHT OF ENTRY

4.1

Except as otherwise provided in this Agreement, until the Option is exercised or terminated in accordance with the terms of this Agreement, the Optionee, its servants and agents shall have the sole and exclusive right to:

(a)

enter in, under or upon the Property and conduct Mining Work;

(b)

exclusive and quiet possession of the Property;

(c)

bring upon the Property and to erect thereon such mining facilities as it may consider advisable; and

(d)

remove from the Property ore or mineral products for the purpose of bulk sampling, pilot plant or test operations.

5.

POWERS, DUTIES AND OBLIGATIONS OF OPTIONEE

5.1

The Optionee shall have full right, power and authority to do everything necessary or desirable to carry out an exploration program on the Property and to determine the manner of exploration and development of the Property and, without limiting the generality of the foregoing, the right, power and authority to:

(a)

regulate access to the Property, subject only to the right of the  each of Almaden and Santoy and their respective representatives to have access to the Property at all reasonable times for the purpose of inspecting work being done thereon but at their own risk and expense;

(b)

employ and engage such employees, agents and independent contractors as it may consider necessary or advisable to carry out its duties and obligations hereunder and in this connection to delegate any of its powers and rights to perform its duties and obligations hereunder but the Optionee shall not enter into contractual relationships except on terms which are commercially competitive;

(c)

execute all documents, deeds and instruments, do or cause to be done all such acts and things and give all such assurances as may be necessary to maintain good and valid title to the Property and each party hereby irrevocably constitutes the Optionee its true and lawful attorney to give effect to the foregoing and hereby agrees to indemnify and save the Optionee harmless from any and all costs, loss or damage sustained or incurred without gross negligence or bad faith by the Optionee directly or indirectly as a result of its exercise of its powers pursuant to this Subsection 5.1(c); and

(d)

conduct such title examinations and cure such title defects as may be advisable in the reasonable judgment of the Optionee.

5.2

The Optionee shall have the duties and obligations to:

(a)

keep the Property free and clear of all liens and encumbrances arising from its operations hereunder (except liens contested in good faith by the Optionee) and in good standing by the doing and filing, or payment in lieu thereof, of all necessary assessment work and payment of all taxes required to be paid and by the doing of all other acts and things and the making all other payments required to be made which may be necessary in that regard;

(b)

permit Almaden and Santoy and their respective  representatives, duly authorized by it, in writing, at their own risk and expense, access to the Property at all reasonable times and to all records prepared by the Optionee in connection with Mining Work.  The Optionee shall prepare and deliver to each of Almaden and Santoy at reasonable intervals, but in any event not less frequently than once each calendar quarter, reports on all Mining Work conducted by the Optionee;

(c)

conduct all work on or with respect to the Property in a careful and minerlike manner and in accordance with the applicable laws of the jurisdiction in which the Property is located and indemnify and save each of Almaden and Santoy harmless from any and all claims, suits or actions made or brought against either Almaden or Santoy or both as a result of work done by the Optionee on or with respect to the Property;

(d)

obtain and maintain or cause any contractor engaged by it hereunder to obtain and maintain, during any period in which active work is carried out hereunder, not less than the following:

(i)

employer's liability insurance covering each employee engaged in the operations hereunder to the extent of $1,000,000 where such employee is not covered by Worker's Compensation;

(ii)

comprehensive general liability insurance in such form as may be customarily carried by a prudent operator for similar operations with a bodily injury, death and property damage limit of $1,000,000 inclusive;

(iii)

vehicle, aircraft and watercraft insurance covering all aircraft, vehicles and watercraft owned and non-owned, operated and/or licensed by the Optionee, with a bodily injury, death and property damage limit of $5,000,000 inclusive;

and will forward to Almaden and Santoy, a certificate of insurance for each of such amounts showing Almaden and Santoy as a named insured, and will give each of Almaden and Santoy advance written notice of any reduction or termination of such coverage;

(e)

arrange for and maintain Worker's Compensation or equivalent coverage for all eligible employees engaged by the Optionee in accordance with local statutory requirements;

(f)

maintain true and correct books, accounts and records of operations hereunder.

6.

VESTING OF INTEREST

6.1

Forthwith upon the Optionee exercising the Option by performing the requirements of Section 3.1, an undivided sixty percent (60%) interest in and to the Property shall vest, and shall be deemed for all purposes hereof to have vested, in the Optionee and the interest of the parties shall be as follows;

Optionee

60%

Almaden

16%

Santoy

24%

6.2

The parties acknowledge the right and privilege of  each of Almaden, Santoy and Optionee to file, register and/or to otherwise deposit a copy of this Agreement in the appropriate recording office for the jurisdiction in which the Property is located and with any other governmental agencies to give third parties notice of this Agreement, and hereby agree, each with the others, to do or cause to be done all acts or things reasonably necessary to effect such filing, registration or deposit;

6.3

Upon the exercise of the Option, the parties shall associate and shall be deemed to have associated themselves as a single purpose joint venture pursuant to the terms of the Joint Venture Agreement, a copy of which is attached hereto as Schedule “B”, and the parties shall be deemed to have executed and delivered the Joint Venture Agreement for the purpose of continuing exploration and development of the Property with a view to placing the Property or a portion thereof into Commercial Production.

6.5

The initial joint venture interests of the parties under the Joint Venture Agreement shall be equal to their respective interests in the Property at the date upon which the Optionee's interest vests under Section 6.1.

7.

TERMINATION OF OPTION

7.1

In the event of default in the performance of the requirements of Section 3.1, then subject to the provisions of Sections 7.3 and 17.1 of this Agreement, the Option and this Agreement shall terminate.

7.2

The Optionee shall have the right to terminate this Agreement by giving 30 days' written notice of such termination to Almaden and Santoy and upon the effective date of such termination this Agreement shall be of no further force and effect except the Optionee shall be required to make any obligations which have accrued under the provisions of this Agreement which have not been satisfied.

7.3

Notwithstanding any other provisions of this Agreement, in the event of termination of this Agreement, the Optionee shall:

(a)

quit claim and release or re-transfer the Property to Almaden as to 40% and Santoy as to 60%, provided always that the Property shall, at the date of such release or re-transfer, be in good standing for a period of not less than 1 year;

(b)

deliver to  each of Almaden and Santoy any and all reports, samples, drill cores and engineering data of any kind whatsoever pertaining to the Property or related to Mining Work which has not been previously delivered to Almaden and Santoy ;

(c)

perform or secure the performance of all reclamation and environmental rehabilitation as may be required by all applicable legislation; and

(d)

upon notice from Almaden or Santoy, remove all materials, supplies and equipment from the Property, provided however, that Almaden as to 40% and Santoy as to 60% may retain ore, at the cost of the Optionee, dispose of any such materials, supplies or equipment not removed from the Property within one hundred and eighty (180) days of receipt of such notice by the Optionee.

8.

CONFIDENTIALITY

8.1

All information and data concerning or derived from Mining Work shall be confidential and, except to the extent required by law or by regulation of any securities commission, stock exchange or other regulatory body, shall not be disclosed to any person other than a party's professional advisors or an Affiliate without the prior written consent of the other party or parties, which consent shall not unreasonably be withheld.

8.2

The text of any news releases or other public statements which a party desires to make with respect to the Property shall be made available to the other party or parties prior to publication and the other party or parties shall have the right to make suggestions for changes therein within twenty-four (24) hours of delivery.

9.

RESTRICTIONS ON ALIENATION

9.1

No party (the "Selling Party") shall sell, transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate all or any portion of its interest or rights under this Agreement without the prior consent in writing, within 30 days of receipt of notice thereof, of the other parties, such consent not to be unreasonably withheld, and the failure to notify the Selling Party within the said 30 days that such consent has been withheld shall be deemed to constitute the consent of the other parties.

9.2

Before the completion of any sale or other disposition by any party of its interests or rights or any portion thereof under this Agreement, the Selling Party shall require the proposed acquirer to enter into an agreement with the party or parties not selling or otherwise disposing on the same terms and conditions as set out in this Agreement.

9.3

The provisions of Sections 9.1 and 9.2 shall not prevent a party from entering into an amalgamation or corporate reorganization which will have the effect in law of the amalgamated or surviving company possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor company, or prevent a party from assigning its interest to an Affiliate of such party provided that the Affiliate first complies with Section 9.2 and agrees in writing with the other parties to re-transfer such interest to the originally assigning party immediately before ceasing to be an Affiliate of such party.

10.

AFTER ACQUIRED PROPERTIES

10.1

The parties covenant and agree, each with the others, any and all After Acquired Properties shall be subject to the terms and conditions of this Agreement and shall be added to and deemed, for all purposes hereof, to be included in the Property.  Any costs incurred by the Optionee in staking, locating, recording or otherwise acquiring any After Acquired Properties shall be included in the calculation of its Expenditures hereunder.

11.

NOTICE

11.1

Any notice, direction, or other instrument required or permitted to be given under this Agreement shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail or by sending same by telegram, telex, telecommunication or other similar form of communication, in each case addressed to the intended recipient at the address of the respective party set out on the first page hereof.

11.2

Any notice, direction, or other instrument aforesaid  will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by telegram, telecommunication or other similar form of communication, be deemed to have been given and received on the day it was actually received.

11.3

Any party may at any time give notice in writing to the others of any change of address, and from and after the giving of such notice, the address therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

12.

FURTHER ASSURANCES

12.1

Each of the parties covenants and agrees, from time to time and at all times, to do all such further acts and execute and deliver all such further deeds, documents and assurances as may be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

13.

RULE AGAINST PERPETUITIES

13.1

If any right, power or interest of any party in property under this Agreement would violate the rule against perpetuities, then such right, power or interest shall terminate at the expiration of twenty (20) years after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of the execution of this Agreement.

14.

TIME OF THE ESSENCE

14.1

Time shall be of the essence in the performance of this Agreement.

15.

ENUREMENT

15.1

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

16.

FORCE MAJEURE

16.1

No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its reasonable control (except those caused by its own lack of funds) including, but not limited to, acts of God, fire, storm, flood, explosion, strikes, lockouts or other industrial disturbances, acts of public enemy, war, riots, laws, rules and regulations or orders of any duly constituted governmental authority, or non-availability of materials or transportation (each an "Intervening Event").

16.2

All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

16.3

A party relying on the provisions of Section 16.1 hereof, insofar as possible, shall promptly give written notice to the other party of the particulars of the Intervening Event, shall give written notice to all other parties as soon as the Intervening Event ceases to exist, shall take all reasonable steps to eliminate any Intervening Event and will perform its obligations under this Agreement as far as practicable, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

17.

DEFAULT

17.1

If a party (the "Defaulting Party") is in default of any requirement herein set forth, the party affected by such default (the "Non-Defaulting Party") shall give written notice to all other parties within thirty (30) days of becoming aware of such default, specifying the default, and the Defaulting Party shall not lose any rights under this Agreement, nor shall the Agreement or the Option terminate, nor shall the Non-Defaulting Party have any rights, remedies or cause of action pursuant to this Agreement, or otherwise hereunder as a result of such default, unless within thirty (30) days after the giving of notice of default by the Non-Defaulting Party, the Defaulting Party has failed to cure the default by the appropriate performance, and if the Defaulting Party fails within such period to cure such default, the Non-Defaulting Party shall only then be entitled to seek any remedy it may have on account of such default.

18.

SEVERABILITY

18.1

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

19.

AMENDMENT

19.1

This Agreement may not be changed orally but only by an agreement in writing, signed by the party against which enforcement, waiver, change, modification or discharge is sought.

20.

ENTIRE AGREEMENT

20.1

This Agreement constitutes and contains the entire agreement and understanding between the parties and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties or any of them with respect to the subject matter hereof.

21.

OPTION ONLY

21.1

This Agreement provides for an option only, and except as specifically provided otherwise, nothing herein contained shall be construed as obligating the Optionee to do any acts or make any payments hereunder and any act or acts or payment or payments as shall be made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment.

22.

CONDITION PRECEDENT

22.1

The obligations of the Optionee under this Agreement are first subject to the acceptance for filing of this Agreement on behalf of the Optionee by the Exchange.

22.2

The condition precedent contained in Section 22.1 hereof is for the sole benefit of the Optionee and may be waived, in whole or in part, by the Optionee at any time and from time to time.

23.

GOVERNING LAW AND ARBITRATION

23.1

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

23.2

All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated therewith or derived therefrom, shall be referred to a mediator agreed to by the parties and failing settlement, shall be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre.

23.3

The appointing authority shall be the British Columbia International Commercial Arbitration Centre and the case shall be administered by the British Columbia International Commercial Arbitration Centre in accordance with its "Procedures for Cases under the BCICAC Rules" at Vancouver, British Columbia.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

ALMADEN MINERALS LTD.

)

)

“Duane Poliquin”

)

Per:

)

        Authorized Signatory

)

SANTOY RESOURCES LTD.

)

)

“Ronald Netolitzky

)

Per:

)

        Authorized Signatory

)

SKEENA RESOURCES LIMITED

)

)

“Rupert Allan”

)

Per:

)

        Authorized Signatory

)

SCHEDULE "A"

Description of Property – Sinaloa, Mexico

MARICELA

- mining title 204533

LA TARANTULA II

- mining title 222090

EL RECODO

- mining title 95/12710

SCHEDULE "B"